Exhibit F

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Conversus StepStone Private Markets

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation		Fee Rate		Amount of Filing Fee
Fees to Be Paid	$25,827,189.55	(1)	0.0000927	% (2)	$2,394.18
Fees Previously Paid	—				—
Total Transaction Valuation	$25,827,189.55	(1)
Total Fees Due for Filing					$2,394.18

Total Fees Previously Paid					—
Total Fee Offsets					—

Net Fee Due					$2,394.18

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(2)

Calculated at $92.70 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022.

Table 2 – Fee Offset Claims and Sources

Not applicable.

F-1